February 2012 Pricing Sheet dated February 15, 2012 relating to Preliminary Pricing Supplement No. 84 dated February 14, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Commodity LASERSSM due March 21, 2013
Based on the Performance of Brent Blend Crude Oil
PRICING TERMS – FEBRUARY 15, 2012
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,000,000
Stated principal amount:	$1,000 per LASERS
Issue price:	$1,000 per LASERS
Pricing date:	February 15, 2012
Original issue date:	February 21, 2012 (3 business days after the pricing date)
Maturity date:	March 21, 2013
Underlying commodity:	Brent blend crude oil
Payment at maturity:	$1,000 + return amount, subject to the maximum payment at maturity. This payment may be greater than, equal to or less than the stated principal amount. There is no minimum payment at maturity.
Maximum payment at maturity:	$1,110 per LASERS (111% of the stated principal amount)
Return amount:
If the commodity percent change is greater than the downside threshold value on each trading day during the period from but excluding the pricing date to and including the valuation date, the return amount will be an amount in cash equal to:
$1,000  x  the fixed percentage
If the commodity percent change is less than or equal to the downside threshold value on any trading day during the period from but excluding the pricing date to and including the valuation date, the return amount will be an amount in cash equal to:
$1,000  x  the final commodity percent change
In this scenario, the return amount may be negative and consequently, the payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.

Fixed percentage:	11%
Downside threshold value:	-30%
Commodity percent change:	The commodity percent change on any trading day is equal to: (commodity price – initial commodity price) / initial commodity price
Final commodity percent change:	The commodity percent change on the valuation date
Initial commodity price:	$118.93, which is the commodity price on the pricing date, subject to adjustment for non-trading days and certain market disruption events.
Commodity price:
For any trading day, the official settlement price per barrel of Brent blend crude oil on ICE Futures Europe (“ICE”) of the first nearby month futures contract, as stated in U.S. dollars, as made public by ICE on such day.

Valuation date:	March 18, 2013, subject to adjustment for non-trading days and certain market disruption events.
CUSIP:	617482M43
ISIN:	US617482M437
Listing:	The LASERS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per LASERS	$1,000	$20	$980
Total	$2,000,000	$40,000	$1,960,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20 for each LASERS they sell.  For additional information, see “Description of LASERS––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 84 dated February 14, 2012

Prospectus Supplement dated November 21, 2011	Prospectus dated November 21, 2011

The LASERS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at..www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.